UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Hudson Holding Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

443793104

(CUSIP Number)

Hudson Holding Corporation 111 Town Square Place Suite 1500A Jersey City, NJ 07310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443793104	Page 2 of 11 Pages

1.	Names of Reporting Persons. Anthony M. Sanfilippo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 443793104	Page 3 of 11 Pages

1.	Names of Reporting Persons. Peter Zugschwert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 443793104	Page 4 of 11 Pages

1.	Names of Reporting Persons. John C. Shaw, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 443793104	Page 5 of 11 Pages

1.	Names of Reporting Persons. John W. Mascone
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 443793104	Page 6 of 11 Pages

1.	Names of Reporting Persons. Kenneth D. Pasternak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 443793104	Page 7 of 11 Pages

1.	Names of Reporting Persons. Ajay Sareen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 443793104	Page 8 of 11 Pages

1.	Names of Reporting Persons. Frank Drazka
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 (this “Amendment”) reflects changes to the information in the Statement on Schedule 13D, filed January 12, 2006 by Kenneth D. Pasternak with the Securities and Exchange Commission (the “SEC”), as amended and/or supplement by Amendment No. 1 to the Statement on Schedule 13D filed on December 1, 2006 by Mr. Pasternak with the SEC, Amendment No. 2 to the Statement on Schedule 13D filed on February 5, 2009 by Mr. Pasternak with the SEC, Amendment No. 3 to the Statement on Schedule 13D filed on January 29, 2010 by Mr. Pasternak with the SEC and Amendment No. 4 to the Statement on Schedule 13D filed on January 14, 2011 by the Reporting Persons with the SEC (as amended, the “Statement”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Statement. Except as otherwise provided herein, each item of the Statement remains unchanged.

Item 4. Purpose of the Transaction.

Item 4 of the Statement is hereby supplemented as follows:

“On April 8, 2011, pursuant to the terms of the Merger Agreement, and upon satisfaction of the conditions set forth therein, the Issuer was merged with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Parent. At the effective time of the Merger, (i) each issued and outstanding share of Common Stock converted into the right to receive 0.0332 shares of Parent common stock, (ii) each outstanding Hudson stock option terminated and (iii) each outstanding Hudson warrant converted into a warrant to acquire 0.0332 shares of Parent common stock. Therefore, at the effective time of the Merger, (i) 40,083,529 shares of Common Stock held by the Stockholders converted into the right to receive approximately 1,331,330 shares of Parent common stock, (ii) Stockholder options to purchase 3,535,000 shares of Common Stock terminated and (iii) Stockholder warrants to acquire 4,833,335 shares of Common Stock converted into warrants to acquire approximately 160,533 shares of Parent common stock.

Pursuant to the terms of the Voting Agreement, the Voting Agreement terminated at the effective time of the Merger.”

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

“(a)	As of April 8, 2011, each Stockholder beneficially owns no Common Stock.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person was or is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of any securities held by the other Stockholders.

(b)	Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	Except for the transactions described in Item 4, no transactions in Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons, and to the extent known by the Reporting Persons, the Other Stockholder Parties.

(d)	Not applicable.

(e)	Pursuant to the transactions described in Item 4 and the termination of the Voting Agreement, each Reporting Person ceased to be a beneficial owner of more than five percent of the Common Stock on April 8, 2011.”

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 14, 2011, by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 of Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Persons on January 14, 2011, File No. 005-39281)

99.2	Form of Restricted Stock Award Agreement under the Issuer’s 2007 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 of Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Persons on January 14, 2011, File No. 005-39281)

99.3	Form of Nonqualified Stock Option Agreement under the Issuer’s 2005 Stock Option Plan and the Issuer’s 2007 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 of Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Persons on January 14, 2011, File No. 005-39281)

99.4	Consent of Majority Investor Holders and Majority Management Holders to Termination of Registration Rights Agreement, dated as of January 4, 2011, by and among the Issuer, Seaport, Ken Pasternak, Anthony M. Sanfilippo and Ajay Sareen (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.5	Amendment to Stock Purchase Warrant, dated January 4, 2011, by and between the Issuer and Seaport Hudson LLC (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.6	Agreement to Terminate Registration Rights Agreement, dated January 4, 2011, by and between the Issuer and Seaport (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.7	Agreement and Plan of Merger, dated January 4, 2011, by and among Rodman & Renshaw Capital Group, Inc., HHC Acquisition, Inc. and the Issuer (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.8	Form of Voting Agreement by and among Rodman & Renshaw Capital Group, Inc. and the Stockholders, dated as of January 4, 2011 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.9	Form of Registration Rights Agreement, dated as of October 14, 2009, by and among the Issuer and the signatories thereto (incorporated herein by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.10	Employment Agreement, as of October 12, 2009, by and between the Issuer and Anthony M. Sanfilippo (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.11	Stock Purchase Warrant, issued to Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)

99.12	Form of Registration Rights Agreement, by and between the Issuer and Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 8, 2011	/s/ ANTHONY M. SANFILIPPO
Anthony M. Sanfilippo

	April 8, 2011	/s/ PETER ZUGSCHWERT
Peter Zugschwert

	April 8, 2011	/s/ JOHN C. SHAW, JR.
John C. Shaw, Jr.

	April 8, 2011	/s/ JOHN W. MASCONE
John W. Mascone

	April 8, 2011	/s/ KENNETH D. PASTERNAK
Kenneth D. Pasternak

	April 8, 2011	/s/ AJAY SAREEN
Ajay Sareen

	April 8, 2011	/s/ FRANK DRAZKA
Frank Drazka

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 14, 2011, by and among the Reporting Persons (incorporated herein by reference to Exhibit 99.1 of Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Persons on January 14, 2011, File No. 005-39281)

99.2	Form of Restricted Stock Award Agreement under the Issuer’s 2007 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 of Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Persons on January 14, 2011, File No. 005-39281)

99.3	Form of Nonqualified Stock Option Agreement under the Issuer’s 2005 Stock Option Plan and the Issuer’s 2007 Long-Term Incentive Plan (incorporated herein by reference to Exhibit 99.1 of Amendment No. 4 to the Statement on Schedule 13D filed with the SEC by the Reporting Persons on January 14, 2011, File No. 005-39281)

99.4	Consent of Majority Investor Holders and Majority Management Holders to Termination of Registration Rights Agreement, dated as of January 4, 2011, by and among the Issuer, Seaport, Ken Pasternak, Anthony M. Sanfilippo and Ajay Sareen (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.5	Amendment to Stock Purchase Warrant, dated January 4, 2011, by and between the Issuer and Seaport Hudson LLC (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.6	Agreement to Terminate Registration Rights Agreement, dated January 4, 2011, by and between the Issuer and Seaport (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.7	Agreement and Plan of Merger, dated January 4, 2011, by and among Rodman & Renshaw Capital Group, Inc., HHC Acquisition, Inc. and the Issuer (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.8	Form of Voting Agreement by and among Rodman & Renshaw Capital Group, Inc. and the Stockholders, dated as of January 4, 2011 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.9	Form of Registration Rights Agreement, dated as of October 14, 2009, by and among the Issuer and the signatories thereto (incorporated herein by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.10	Employment Agreement, as of October 12, 2009, by and between the Issuer and Anthony M. Sanfilippo (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.11	Stock Purchase Warrant, issued to Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)

99.12	Form of Registration Rights Agreement, by and between the Issuer and Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)